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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2
                          -----------------------------

                           EVEREST MEDICAL CORPORATION
                            (Name of subject company)

                       GOLDEN ACQUISITION CORP. (Offeror)
                     GYRUS GROUP PLC (Affiliate of Offeror)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE;
   SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE; SERIES B 8% CONVERTIBLE PREFERRED SHARES, PAR VALUE $.01 PER SHARE; SERIES C 6% CONVERTIBLE
       REDEEMABLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE; and SERIES D
      10% CONVERTIBLE REDEEMABLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE.
                        (Title of classes of securities)
                       ----------------------------------

                                   299806-10-9
                         (CUSIP number of common stock)
                      ------------------------------------

                         John Bradshaw, Finance Director
                            Golden Acquisition Corp.
                               c/o Gyrus Group PLC
                            Fortran Road; St. Mellons
                                Cardiff; CF3 0LT
                                     England
                               011-44-1222-300-110

  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF OFFERORS)
                      ------------------------------------

                                 WITH COPIES TO:
                              Gerald J. Kehoe, Esq.
                                Bingham Dana LLP
                               150 Federal Street
                                Boston, MA 02110
                                 (617) 951-8000
                       ----------------------------------

                            CALCULATION OF FILING FEE

==============================================================================
TRANSACTION VALUATION*                         AMOUNT OF FILING FEE

-----------------------------------------------------------------------------

AGGREGATE OF THE CASH OFFERED BY THE              (.02) X (.01 X TRANSACTION
OFFEROR FOR THE SECURITIES ($46,880,000)           VALUATION) ($9,376)
==============================================================================

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of (1) 7,728,965 shares of Common Stock, par value $.01 per share (the "Common Shares"), at a price per Common Share of $4.85 in cash,
     (2) 462,937 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") at a price per share of Series A Preferred Stock of $4.85 in cash, (3) 597,273 shares of Series B 8% Convertible Preferred Shares (the "Series B Preferred Stock") at a price per share of Series B Preferred Stock of $4.85 in cash, (4) 410,906 shares of Series C 6% Convertible Redeemable Preferred Stock (the "Series C Preferred Stock") at a price per share of Series C Preferred Stock of $4.85 in cash, and
     (5) 466,500 shares of Series D 10% Convertible Redeemable Preferred Stock (the "Series D Preferred Stock") at a price per share of Series D Preferred Stock of $4.85 in cash.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: $9,376            Filing Party: Golden Acquisition
                                               Corp.
     Form or Registration No.: Schedule TO     Date Filed: March 16, 2000

     Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/  third party tender offer subject to Rule 14d-1
/ /  issuer tender offer subject to Rule 13e-4
/ /  going private transaction subject to Rule 13e-3
/ /  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:/x/


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    FINAL AMENDMENT TO SCHEDULE TO REPORTING THE RESULTS OF THE TENDER OFFER

         At 12:00 noon, New York City time, on April 13, 2000, the expiration date of the tender offer (the "Offer") made by Golden Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Gyrus Group PLC, a public limited company incorporated and existing under the laws of England and Wales, for all outstanding shares of (1) Common Stock, par value $.01 per share (the "Common Shares"), (2) Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Shares"), (3) Series B 8% Convertible Preferred Shares, par value $.01 per share (the "Series B Shares"), (4) Series C 6% Convertible Redeemable Preferred Stock, par value $.01 per share (the "Series C Shares"), and (5) Series D 10% Convertible Redeemable Preferred Stock, par value $.01 per share (the "Series D Shares", collectively, with the Common Shares, the Series A Shares, the Series B Shares and the Series C Shares, the "Shares"), of Everest Medical Corporation, a Minnesota corporation, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated March 16, 2000, as amended, and the related Letter of Transmittal, an aggregate of 9,054,804 Shares had been validly tendered into the Offer and not withdrawn. The Purchaser has accepted for payment such validly tendered Shares, representing approximately 93 percent of the outstanding Shares.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2000

                                  GOLDEN ACQUISITION CORP.

                                  By: /s/ JOHN BRADSHAW
                                     ------------------------------------------
                                  Name:  John Bradshaw
                                  Title:  Secretary and Treasurer

                                  GYRUS GROUP PLC

                                  By:/s/ JOHN BRADSHAW
                                     ------------------------------------------
                                  Name:  John Bradshaw
                                  Title:  Finance Director